September 13, 2005

Michael Pressman
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Secured Income, L.P., Schedule TO-T filed August 22, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
SEC File No. 5-54251

Dear Mr. Pressman:

Thank you for your letter dated August 31, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1. We do not believe Unit holders would ever have to pay such fees. This could only be an issue when a security can be held in "street name" by a brokerage firm. We believe that all of the Units of this Partnership are held in the name of the record holder (they are not DTC-eligible and do not have a CUSIP number).

2. The Partnership is currently treated as partnership, and not a "publicly traded partnership," for federal tax purposes. We have no reason to believe that this status would change, and such a change would be inconsistent with the regulations and precedent. However, if it did change, it would materially change the tax consequences, therefore we identified this underlying assumption. Nonetheless, we will clarify in future filings that we cannot assure investors that the IRS won't do something that is inconsistent with the regulations and precedent.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com